4-3-02

02030071

1037333

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 3, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: APRIL 3, 2002

By: ....

Name: C T Fielden

Title: Group Legal Adviser

GALLAHER GROUP Plc

NEWS RELEASE

Joint Venture in Malaysia with Sampoerna International

Gallaher and Sampoerna International have entered into a joint venture to launch domestically manufactured Sobranie Classic in Malaysia.

Sobranie Classic is one of Gallaher's key brands in Asia Pacific, and this introduction brings the number of domestic markets for this brand in the region to five.

On-shore manufacture of Sobranie Classic has commenced at Sampoerna's factory in Ipoh, Malaysia. The joint venture also encompasses the marketing, sales and distribution of Sobranie Classic.

Commenting on the joint venture, Nigel Northridge, Chief Executive of Gallaher, said: "I am delighted that we have entered into a joint venture with Sampoerna - one of the leading tobacco companies in the Asia Pacific region. Today marks a further step in Gallaher's Eurasian progress."

Michael Sampoerna, Managing Director of Sampoerna, said: "We are pleased to be joining with Gallaher for the launch of Sobranie in Malaysia. We look forward to expanding our relationship with Gallaher in the future."

3rd April 2002

For further information, contact:

Claire Jenkins, Head of Investor Relations	Tel:	01932 859 777
Anthony Cardew, Cardew & Co.	Tel:	020 7 930 0777

Notes to Editors

- The Malaysian cigarette market currently stands at circa. 22.5 billion units per annum. On-shore manufacture accounts for about 87% of total volume sales. The virginia blend sector represents around 55% of the market. The premium sector accounts for some 80% of the market.

- Sobranie Classic is a premium virginia blend cigarette. In Asia Pacific it has already been successfully launched in Taiwan, China, Hong Kong and Korea. In addition, it has been successfully introduced into many duty free outlets across the region.

- H.M. Sampoerna, the parent of Sampoerna International, is the second largest tobacco company in Indonesia (cigarette market share: 20%), and the leader in the fast growing premium and low tar cigarette segments. H.M. Sampoerna, the second largest listed company on the Jakarta Stock Exchange, was originally founded in 1913, and continues to produce its original brand, and Indonesia's most expensive cigarette, the hand-rolled, Dji Sam Soe. With growing positions in diverse markets, including the Philippines, Taiwan and Brazil, H.M. Sampoerna sold 47.2 billion cigarettes globally in 2001 (2000: 42.3 billion).

- In Malaysia, Sampoerna is one of only two tobacco companies significantly increasing cigarette market share primarily through the growth of its Sampoerna "A" brands. Sampoerna has developed a strong in-house distribution network, focusing on major affluent urban centres. The company's factory in Ipoh can currently manufacture some three billion cigarettes, and has the capacity to increase production levels to over four billion.

- Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, commands market leading positions in Austria, Estonia, Germany, Hungary, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson and Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Prima, LD, Memphis, Milde Sorte, Right, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

  The Group employs around 9,500 people, with manufacturing plants in the UK, Russia, the Republic of Ireland, Kazakhstan, Austria, Sweden and Ukraine. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.